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                             November 9, 2022

       Suren Ajjarapu
       Chief Executive Officer
       Aesther Healthcare Acquisition Corp.
       515 Madison Avenue, Suite 8078
       New York, New York 10022

                                                        Re: Aesther Healthcare
Acquisition Corp.
                                                            Amendment No 1. to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed October 26,
2022
                                                            File No. 001-40793

       Dear Suren Ajjarapu:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed October 26, 2022

       General

   1.                                                   We note your agreements
with Vellar and Meteora obligate AHAC and New Ocean
                                                        Biomedical to
repurchase the shares they purchase in furtherance of the agreement.
                                                        Please provide us with
an analysis as to how these agreements, which may result in the repurchase of shares at
a price as high as the redemption price plus $2.50 payable in common shares of New
Ocean Biomedical, comply with Rule 14e-5.
       Questions and Answers About the Proposals for Stockholders
       What interests do AHAC's current officers and directors have in the Business Combination?, page 13

   2. We note your response to comment 5 and reissue our comment. Please revise your disclosure discussing
the interests of AHAC's current officers and directors in the
                                                        Business Combination to
highlight the risk related to the sponsor   s incentive to complete
 Suren Ajjarapu
FirstName  LastNameSuren  Ajjarapu
Aesther Healthcare Acquisition Corp.
Comapany 9,
November   NameAesther
             2022       Healthcare Acquisition Corp.
November
Page 2    9, 2022 Page 2
FirstName LastName
         any acquisition rather than liquidate and the potential result of completing an acquisition that might not be favorable to the public shareholders as it is to your sponsors. For example, disclose the effect a liquidation will have on the Sponsor's Class B common stock, Private Placement Warrants and $1,050,000 loan.
Summary of the Proxy Statement, page 19

3. We note your response to comment 2 and your revised disclosure on page 19 indicating the conditions that AHAC has at least $5,000,001 of tangible net assets and the shares of
         New Ocean being listed on NASDAQ are not waivable conditions. Your response and these revisions imply that the other conditions presented can be waived. Please revise to clarify which conditions are subject to waiver. To the extent you believe the remaining conditions can be waived, please explain how you will complete the merger if you do not obtain shareholder approval from the stockholders of each company; if you do not obtain the approval of any required government authorities; if there is a law or order preventing the transaction; etc. Additionally, please note that the disclosure on page 130 continues to indicate that the Nasdaq listing and $5,000,001 net tangible asset conditions can be waived.
4.       Please revise this discussion to quantify the total estimated amount
New Ocean
         Biomedical may have to pay Vellar and Meteora assuming Vellar and Meteora purchase the maximum amount of shares pursuant to the Backstop Agreements and elect to sell them all back to the combined company at maturity, including the $2.50 per share payments. Additionally, revise your risk factor on page 54 to disclose the dilutive effects of issuing new stock subject to the Backstop Agreements.
Unaudited Pro Forma Condensed Combined Financial Information
Basis of Pro Forma Presentation, page 32

5. Please expand your description of the preparation of the pro forma condensed combined financial information to also include the alternative levels of utilization of the Backstop
         Agreements, as there are seven scenarios presented and not just the four for the various redemption scenarios provided.
6. Please expand your disclosures to include all potential sources of dilution. Refer to your disclosures for the Ocean Warrants on page 37. Please address this comment throughout your document in which warrants or other dilutive securities are discussed.
1. Basis of Presentation
General Description of the Business Combination Agreement, page 37

7. With reference to prior comment 8, please provide a prominent discussion of the two conditions required to be met to close the business combination, including a calculation of both conditions under each scenario. For each scenario that one or both of these conditions are not met, explain how you intend to address these required conditions and/or provide a fulsome explanation of the consequences of not meeting the corresponding
 Suren Ajjarapu
Aesther Healthcare Acquisition Corp.
November 9, 2022
Page 3
         condition to the transaction, AHAC   s business and AHAC   s
shareholders. If there are
         scenarios in which you will not meet one or both of these conditions, address this comment throughout the document where the conditions to close are discussed.
Merger Consideration, page 37

8. As requested in prior comment 12, please expand your disclosure to include a discussion of the material terms for the Earnout Shares along with your intended accounting for this consideration to both Ocean Biomedical and Sponsor recipients. As part of your response, please provide us with your assessment of the material terms for each type of recipient along with your consideration of the guidance in ASC 480, ASC 815-40, and ASC 718 for any employee.
9. As requested in prior comment 12, please address the Extension Share Award component of the merger consideration, as discussed on page 128.
10. Please expand your disclosure for the Ocean Warrants to state the number of New Ocean
       Biomedical warrants that will be issued along with the material terms of these warrants.
FirstName LastNameSuren Ajjarapu
11. For the Class B Units Profit Interest held by Ocean Biomedical employees, please expand
Comapany
       yourNameAesther    Healthcare
            disclosure to state       Acquisition
                                whether            Corp. will have an impact on
those interests and
                                        this transaction
       whether
November        Poseidon
           9, 2022 Page 3Bio will continue to make such grants subsequent to this transaction.
FirstName LastName
 Suren Ajjarapu
FirstName  LastNameSuren  Ajjarapu
Aesther Healthcare Acquisition Corp.
Comapany 9,
November   NameAesther
             2022       Healthcare Acquisition Corp.
November
Page 4    9, 2022 Page 4
FirstName LastName
2. Adjustments to Unaudited Pro Forma Combined Financial Information Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 38

12. For footnote (2) with reference to prior comment 13, please address the following:
             Clarify what the    redemption period    and    expiration of the
redemption offer    are in
             the last paragraph on page 38.
             Disclose any material differences between the material terms of the Vellar Backstop
             Agreement and the Meteora Backstop Agreement, if any.
             Disclose that you have concluded that both Backstop Agreements are within the scope of ASC 480-10, if correct, and the corresponding accounting implications.
             As noted in your disclosures on page 40, a possible outcome is that Vellar and
             Meteora are unable to acquire any shares under the Backstop Agreements. As such, we continue to request that you expand your pro forma presentation to also provide scenarios in which this is the outcome in accordance with the guidance in Article 11-
             02(a)(10) of Regulation S-X.
             Tell us how you determined that the sale of the shares acquired by Vellar and
             Meteora under the Backstop Agreements on the day of closing is within the range of possible outcomes to be reflected in the pro forma financial statements. To the extent that you are able to demonstrate the appropriateness of scenarios 2, 3 and 4, tell us why you are reflecting a cash inflow from Vellar and Meteora, since AHAC would not have made the prepayments on the day of closing the business combination.
             For scenarios 5, 6 and 7, revise your presentation on the face of the balance sheet to show the cash outflow, as described in the disclosure (i.e., $26.8 million adjustment to reduce cash under scenario 5, $73.9 million under scenario 6, and $67.3 million under scenario 7) rather than combining the adjustment under footnote (4).
13. Please expand footnote (3) to address the fact that there would be insufficient cash under scenario 7 to make the full $3.5 million payments and the implications to consummating the business combination without having the financing to make these payments.
14. Please revise the adjustment amounts associated with footnote (4) to be consistent with the application of the Vellar and Meteora Backstop Agreements. In this regard, the 25% of assumed redemptions are not actually redeemed but rather the redemption request is rescinded and acquired by Vellar and Meteora instead.
15.      As previously requested in prior comment 14, please expand footnote
(5) to provide the
         calculation showing the adjusted number of shares Ocean Biomedical would be issued and reflect the adjusted amount in the pro forma presentation. To the extent that any of those conditions are present as of the most recent balance sheet date. If none of the factors that would reduce the number of shares issuable to Ocean Biomedical are present, disclose this conclusion. Also address this comment throughout the document where the pro forma number of shares to be held is included along with appropriate footnote disclosure for the number of shares reflected. Refer to Article 11-02(a)(11)(ii)(A) of Regulation S-X for
         guidance.
 Suren Ajjarapu
FirstName  LastNameSuren  Ajjarapu
Aesther Healthcare Acquisition Corp.
Comapany 9,
November   NameAesther
             2022       Healthcare Acquisition Corp.
November
Page 5    9, 2022 Page 5
FirstName LastName
16. As previously requested in prior comment 15 regarding the adjustments associated with footnote (7), please provide a more comprehensive explanation why you are only reflecting a cash payment of $11.2 million with an offset to accumulated deficit. Provide a reconciliation of the adjustments reflected in the pro forma balance sheet with the disclosures on page 243 that state $21.4 million of cash from the proceeds of the Business
         Combination will be used to pay $10.1 million of certain accrued expenses, short-term debt and contingent license fees is due upon any financing event with an additional $11.3 million of contingent compensation, contingent vendor payments and related party expenses due upon a $50 million financing event.
3. Net income per Share, page 41

17. Please include the number of warrants to be outstanding related to the Ocean Warrants in your disclosure on page 42.
Some intellectual property that we have in-licensed may have been discovered..., page 75

18. We note your response to comment 19. However, your revised disclosure does not clarify which of your product candidates are dependent on intellectual property that may have been discovered through government funded programs. Therefore, it is not clear which product candidates may be subject to march-in rights. Please revise to clarify.
Timeline of the Business Combination, page 137

19. We note your response to comment 28 and reissue in part. Please revise this discussion to explain how you narrowed the list of thirty six potential acquisition targets to the ten you entered into non-disclosure agreements with.
Certain Unaudited Ocean Biomedical Prospective Financial Information, page 141

20. We note your response to comment 31. Please revise this discussion to discuss the assumptions underlying the projections in greater detail. For example, disclose whether the projections assume that all product candidates obtain FDA approval, when they obtain
         FDA approval and the competitive landscape when they receive FDA approval and the competitive landscape in the years that follow. Given the early stage of development, explain why you believed your assumptions related to candidate approval were reasonable. Clarify whether KPMG's analysis of commercial potential assumes the product candidate is a first line therapy, second line therapy or third line therapy and whether the assumption(s) changes during the 18 years presented. Finally, discuss the limitations of these projections by addressing how they may differ if some or all of your products do not obtain FDA approval, you encounter delays in commencing or completing your clinical trials, you experience obstacles in developing commercial scale manufacturing and establishing sales, marketing and distribution capabilities. Your discussion should clarify how common these circumstances are and how likely it is for a pre-clinical company to have all of its product candidates obtain FDA approval of all of its
 Suren Ajjarapu
FirstName  LastNameSuren  Ajjarapu
Aesther Healthcare Acquisition Corp.
Comapany 9,
November   NameAesther
             2022       Healthcare Acquisition Corp.
November
Page 6    9, 2022 Page 6
FirstName LastName
         product candidates in the timeframe contemplated by the assumptions used in developing your projections.
21. Discuss the reasonableness of the assumption that all of your product candidates receive
         FDA approval given the early stage of development and the disclosure that for 337 drugs reviewed over the period 2000-2019, the probability of success was 14.9% for infectious disease, 16.3% for pulmonary fibrosis, 9.9% for NSCLC and 5.3% for GBM mAbs.
22. Please clarify whether the projections appearing in Schedule 2 of Annex E are the projections prepared by Ocean Biomedical or if these projections are The Mentor Group's summary of the projections prepared by Ocean Biomedical.
The AHAC Board's Reasons for Approval of the Business Combination, page 141

23. We note your response to comment 29 please disclose any potentially negative factors the board considered prior to approving the business combination. To the extent the board did not consider and negative factors in this process, please revise to clarify.
Opinion of the Mentor Group, page 144

24. Provide the interest rate used for the projections and the growth rate for the fast growth phase.
25. We note your response to comment 32. Please revise your disclosure to clarify Ocean
         Biomedical currently has no revenues and all product candidates are in preclinical stages and that Mentor did not consider any companies with these characteristics in its analysis.
Business of Ocean Biomedical
Our Pipeline, page 172

26. We note in the exhibit furnished in your 8-K filed on November 1, 2022, regarding the research presented by Dr. Jake Curtis, your CEO stated he "look[ed] forward to working with Ocean to bring these therapies to patients." Please explain this statement here in light of the early stage of development of your two malaria indications, which are both in preclinical stages of development.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tracey Houser at 202-551-3736 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Suzanne Hayes at 202-551-3675 with any other questions.
 Suren Ajjarapu
Aesther Healthcare Acquisition Corp.
November 9, 2022
Page 7
                                                    Sincerely,
FirstName LastNameSuren Ajjarapu
                                                    Division of Corporation
Finance
Comapany NameAesther Healthcare Acquisition Corp.
                                                    Office of Life Sciences
November 9, 2022 Page 7
cc:       Andy Tucker, Esq.
FirstName LastName